[Willkie Farr & Gallagher LLP Letterhead]

July 8, 2005

VIA FACSIMILE AND EDGAR

Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549-0303

Re:	Eon Labs, Inc. Schedule 14D-9, Amendment No. 1 Filed June 22, 2005 SEC File No. 5-80561

Dear Mr. Panos:

        On behalf of Eon Labs, Inc. ("Eon") we are today filing via EDGAR Amendment No. 3 (the "Amendment") to Eon's Schedule 14D-9 (the "Schedule 14D-9"), previously amended by Amendment No. 1 ("Amendment No. 1"), filed on June 22, 2005, and Amendment No. 2, filed on July 1, 2005.

        We have set forth below Eon's response to the comments of the Commission's staff contained in the letter from Nicholas Panos, dated June 30, 2005. In setting forth those responses, we have used the paragraph numbers in Mr. Panos's letter for ease of reference. The Amendment also contains certain additional disclosure relating to the proposed settlement of the Delaware stockholder litigation. In light of the revisions contained in the Amendment, Eon does not intend to distribute a revised Schedule 14D-9 to Eon stockholders.

        All terms used and not otherwise defined in this letter have the meanings given them in the Schedule 14D-9.

Past Contracts, Transaction, Negotiations, and Agreements, page 2

1.
Comment:    In the following amendment to the section "The Santo Agreement" you stated that, "certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders. .." Advise us how the contractual standard of materiality differs from the standard of materiality generally applicable to security holders.

  Response:    Eon feels that it is important to note to shareholders that representations and warranties are often used in merger agreements to allocate risk as opposed to state facts, and the standard of materiality for contractual purposes with respect to representations and warranties that are made to a party that will own and operate the acquired company can differ from the standard of materiality for information used in making investment decisions. For instance, representations and warranties often exclude items that will not have a material adverse effect on the company in question, and the definition of what constitutes a material adverse effect is itself negotiated. In addition, representations and warranties may cover matters of operational importance to a buyer but irrelevant to an investor.

  In the case of the Merger Agreement, nearly all of the representations and warranties that deal with the business and operations of Eon are qualified to the extent that any inaccuracy would not reasonably be expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect. The definition of Company Material Adverse Effect was the product of negotiations between the parties for the purpose of assigning risk and does not necessarily match the standard of materiality for making investment decisions. For instance, adverse effects, even if material, are excluded from the definition to the extent that they are caused by (i) events, facts or circumstances relating to the economy in general or to the Company's industry in general, (ii) changes in legal or regulatory conditions that affect in general the business in which the Company is engaged (other than effects that disproportionately affect the Company) or (iii) the impact of the Merger Agreement or the announcement or performance of the Merger Agreement or the transactions contemplated thereby (including the impact of the Merger Agreement on relationships with customers, suppliers distributors or employees). These important definitions are disclosed in the Schedule 14D-9.

  Additionally, in general none of the representations or warranties will survive the closing of the Merger and they will therefore have no legal effect among the parties to the Merger Agreement after the closing.

The Special Committee, page 2

2.
Comment:    We have read the amended text provided in response to prior comment 4, and do not agree that Eon Labs has either complied with the comment or Item 1012 (b) of Regulation M-A. For example, under the heading "Financial and Business Prospects of the Company" on page 3, the disclosure only generically indicates current and anticipated developments in the general economy are supportive of the recommendation. The disclosure otherwise does not state why the developments are supportive or indicate the reasons that prompted the Board to make its recommendation. Please revise to expressly identify the reasons the Board decided to recommend to security holders that they accept the Novartis offer.

  Response:    Complied with. See revised disclosure in the Amendment.

Cash Tender Offer, page 3

3.
Comment:    In this section you state that the Santo purchase will close at the same time as the cash tender offer. In Amendment 4 to the Schedule TO/A which was filed on June 15, 2005 the following sentence was added at the end of the second paragraph on page 1, "The Santo purchase will be consummated immediately following the expiration of the offer." Please revise your schedule to reflect this change.

  Response:    Complied with. See revised disclosure in the Amendment.

The Merger Agreement; General Economic Climate, page 6

4.
In our prior comment 5, we noted that each person making a recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012 (b) of Regulation M-A. Simply stating that certain additional factors were considered, such as the other provisions of the Merger Agreement as well as the economic climate and its potential impact on the Offer and Merger, remains insufficient. As previously stated, Eon must, at a minimum, amend their unqualified identification of the information considered to describe the import or the utility of the statements made.

  Response:    Complied with. See revised disclosure in the Amendment.

        Please do not hesitate to call me at (212) 728-8662 or Steven A. Seidman at (212) 728-8763 with any questions regarding the foregoing. We appreciate your assistance.

Very truly yours,
/s/ Laura L. Delanoy Laura L. Delanoy
Copy (w/enclosure):	Dr. Bernhard Hampl Chief Executive Officer Eon Labs, Inc.
Steven A. Seidman, Esq. Willkie Farr & Gallagher LLP
Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP